UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

May 6, 2008

6-K PEMEX Analysis

Summary

On March 30, 2008, the Secretary of Energy, Georgina Kessel Martínez, and the Director General of PEMEX, Jesús Reyes Heroles, presented a document summarizing the challenges facing PEMEX and analyzing their impact on PEMEX’s productivity and operations.

This document provides information about PEMEX’s productivity, execution capacity, regulatory restrictions and corporate governance. This document further analyzes environmental, security, operating, and regulatory challenges PEMEX faces in exploration, production, refining and petrochemicals.

Based on this analysis, short- and medium-term actions are proposed to achieve operating and economic efficiencies.

I. Operating Challenges

1.	Exploration and Production

Lifting Cost

From 2000 to 2007, PEMEX’s lifting cost increased 4.7% on average per year, primarily as a result of higher natural gas prices, higher injection volumes of natural gas and nitrogen, higher maintenance costs, increases in equipment prices and services, and average maturity of fields.

Graph 1

Source: PEMEX

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Transport Cost

In 2007, transport costs increased to US$0.57 per barrel of crude oil equivalent (boe), 16.3% and 46% higher as compared to 2006 and 2005, respectively, primarily as a result of higher material and labor costs.

Graph 2

Source: PEMEX

Exploration and Exploitation Strategy

Current crude oil and natural gas productions originate mainly from mature fields, which have started to decline. 92% of production comes from declining fields or fields that will be declining in the short term. Ku-Maloob-Zaap, for example, will start to decline in 2010.

To modify this production portfolio, the traditional execution of projects needs to be changed. PEMEX will need economic incentives to improve third party support, financing schemes, access to and implementation of new technology, and the capacity to overcome operating, technical and management challenges arising from production in complex fields.

Upstream prospects

The decline in production of mature fields will represent 0.8, 1.5 and 1.8 million barrels per day (MMbd) in 2012, 2018 and 2021, respectively.

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Table1

In order to compensate the natural decline of these mature fields, PEMEX will need to focus its exploration and exploitation activities in four areas that have the potential to sustain the current production platform. These areas are:

a)	Southeastern basins;
b)	Abandoned fields;
c)	Chicontepec; and
d)	Deep waters

a) Southeastern basins

The probability of discovering new large or extra-large fields in the southeastern basins (Campeche and Tabasco) is extremely low. Therefore, unitary production costs are expected to rise in this region.

Graph 3

Source: PEMEX

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b) Abandoned fields

PEMEX can benefit from additional production from abandoned fields or reservoirs soon to be abandoned. However, these fields have marginal production potential, with a maximum of 25 Mbd during the 2008-2012 period.

Graph 4

Additional Production from Abandoned Fields

(Mbd)

Source: PEMEX

b) Chicontepec

Chicontepec reservoirs are characterized by low hydrocarbon contents and low pressure, which limit the productivity of the wells. In order to extract 500-600 Mbd of crude oil from Chicontepec through 2021, the drilling of an average of 1,000 wells per year will be required as well as extensive development and management of technologies in order to increase the productivity of wells. In addition to the technological complexity, the social and environmental aspects of the project represent a major challenge for PEMEX.

Graph 5

Source: PEMEX

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d) Deep water

Due to the time length of deep water projects, PEMEX needs to start developing this region in order to sustain production levels in the medium term. The development of deep water fields poses two principal challenges: the acquisition of know-how to manage and operate new technologies and the expansion of PEMEX’s execution capability.

Graph 6

Crude Oil Requirements from Deep Water

Fields to Sustain Existing Production Levels

(Mbd)

Source: PEMEX

Deep Waters Potential

The remaining potential of hydrocarbons located onshore and in shallow water basins is concentrated in relatively small fields. This will increase lifting costs in the future. However, larger fields are expected to be found in deep waters.

Deep water fields are strategic to increasing reserve levels and sustaining production levels.

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Graph 7

Source: PEMEX

The aforementioned data highlights the strategic importance of the deep waters basin in the medium term. If this basin is explored from 2008 to 2021, significant discoveries of reserves—approximately 8,200 million barrels of crude oil equivalent (MMboe)—is possible, as is the production of 500 thousand barrels per day (Mbd).

Graph 8

Source: PEMEX

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Current and Future Execution Capacity

To achieve the programmed goals for reserves discoveries, during 2008-2022 PEMEX will need to multiply its operations significantly.

The challenges presented by deep water projects as compared to those in Cantarell include: longer drilling times (200 against 120 days per well); higher costs (cost per well at least US$100 million higher), greater drilling needs and a lower exploratory success rate (90% for Cantarell and estimated 15% for deep waters).

Adjustments to the Fiscal Regime Applicable to Exploration and Production

Given the increasing need to start intense exploration and production activity in deep waters, further modifications to PEMEX’s fiscal regime will be required.

In the case of non-associated gas projects and those of crude oil and associated gas, in deep waters, the cap on deductible costs established by the current rate of the Ordinary Hydrocarbons Duty, makes these projects unattractive, in terms of after-tax profitability, as compared to other alternatives in the PEMEX’s portfolio.

2.	Refining

Petroleum Products Market

Demand for petroleum products in the domestic market is expected to continue to grow due to greater consumption by the transportation sector. Demand for fuel oil is expected to continue its downward trend due to the start up of new projects from the Comisión Federal de Electricidad (the Federal Electricity Company or “CFE”), and the environmental restrictions on its industrial use.

Graph 9

Source: PEMEX

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Based on the projected growth of gasoline demand, and the fact that the Minatitlán project is the only current initative aimed at increasing the capacity of the national refining system (SNR), we estimate that by 2015, imports could reach 489 Mbd, almost half of the domestic demand. Furthermore, in a twenty-year period, demand could reach more than 1.6 MMbd and imports more than two times the level of domestic production.

Operating Performance

Pemex-Refining has performance gaps as compared to industry standards. When benchmarked against equivalent refineries, Pemex-Refining demonstrates lower yields of high-value products and greater energy consumption. Thus, it is necessary to identify solutions for improving operating efficiency and performance.

Figure 2

CNGM: Northamerican Coast of the Gulf of Mexico Source: PEMEX

Infrastructure Projects

Changes in international fuel specifications to improve air quality require the reduction of sulfur content in gasoline and diesel. PEMEX must develop quality fuel products in order to comply with the new diesel and gasoline specifications (NOM-086). This implies building 11 gasoline post-treatment plants, 4 new diesel hydro-treatment plants, and to modernizing 18 existing hydro-treatment plants for intermediate distillate products. The project requires an investment of more than US$5.5 billion and will represent an unprecedented effort in terms of execution, coordination and modification of operations of the SNR.

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3.	Gas and Basic Petrochemicals

Natural Gas

Demand for natural gas is expected to increase 2.2 billion cubic feet per day (MMMcfd), from 7.1 to 9.3 MMMcfd by 2016.

Graph 9

Natural Gas Balance

(MMcfd)

Source: PEMEX

The increasing trend of liquefied petroleum gas (LPG) imports is expected to continue.

To increase PEMEX’s gas processing capacity, the following projects will be carried out: 16 cryogenic plants, 2 fractionating units, 4 sweetening units, and 4 sulfur recovery units.

Third party participation is needed to: increase capacity and flexibility of the national gas pipeline system, construct 10 compression stations, expand export capacity, increase the flexibility of the LPG transport system, called Proyecto Golfo-Norte and develop infrastructure to ensure natural gas supply and system redundancies.

4.	Petrochemicals

The main projects in petrochemicals are capacity expansions in ethylene and styrene plants and the promotion of joint ventures with private sector companies to integrate the value chains.

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Execution Capability

PEMEX must increase the number of projects in exploration, production and refining in order to reverse the declining trend in crude oil production and reduce imports of petroleum products. However, the company faces several restrictions regarding the execution capability of projects, management, selection and implementation of technologies, and development of human resources.

These restrictions will worsen when the project portfolio increases. Under the current regulations, for example, it has been difficult to increase programmed investments. PEMEX had to negotiate for ten years to be able to execute 100% of additional resources authorized in the budget under the PIDIREGAS scheme.

Therefore, PEMEX’s regulatory framework should be modified to allow flexibility in service contracts.

II. Financial Results

Due to the changes to PEMEX’s fiscal regime in 2007, PEMEX will record savings of approximately Ps. 29.0, Ps. 31.4, and Ps. 42.6 billion in 2008, 2009 and 2012, respectively.

However, PEMEX needs to improve its capital structure. This must be complemented with third party investments in non-restricted areas.

Graph 10

Source: PEMEX

Future income might be affected by an increase in costs due to the development of more complex fields, as well as the lack of changes to PEMEX’s execution capabilities to increase exploration and production activities.

These factors must be taken into account in Mexico’s Energy Reform. The reform must also include economic incentives to allow a gradual transition towards renewable energy sources.

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III. Regulatory framework, corporate governance and transparency

1.	Regulatory framework

PEMEX needs more flexibility in its procurement process to improve cost and operating efficiency by recognizing the industry’s needs and allowing a faster response to market conditions.

2.	Corporate governance

PEMEX lacks a clear mandate to create value. Current accountability mechanisms are not efficient. Therefore, corporate governance practices must be implemented, such as independence from the Federal Budget and independent Board members, value-adding management and the adoption of the OECD guidelines on the corporate governance for state-owned entities.

3.	Transparency

Most people still relate PEMEX to corruption. It is necessary to further improve transparency by institutionalizing it in the company’s culture and disclosing current and complete information.

PEMEX has taken several actions to promote transparency, such as monthly reports of operating results and budgetary follow-up, quarterly releases of financial results, annual releases of consolidated reports on financial results, annual report, statistical report, sustainable development report, hydrocarbon reserves report, statistical labor report, as well as the collective bargaining agreement executed with our Union every two years. PEMEX is also publishing national and international investor information.

Moreover, an Independent Audit Committee has been organized to supervise the preparation and disclosure processes for all accounting and financial information and to approve the selection and appointment of our external auditor.

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Conclusions

A structural change in the national petroleum industry will be based on the following premises:

•	petroleum is and will continue to belong to Mexico;
•	the role of the Mexican Nation in energy resources will be strengthened;
•	PEMEX will not be privatized - neither its assets nor infrastructure.

Suggestions for an energy reform include:

•	A new regulatory framework for PEMEX:
-	a managing and operating framework that provides flexibility in decision making and execution of contracts,
-	greater independence from the Federal budget, and
-	economic instruments to promote industrial safety and a lower environmental impact.
•	Ensuring operating flexibility with more transparency:
-	changes in corporate governance practices
•	Strenghthening PEMEX as a national company which will continue to belong to Mexicans,
•	Implementing a new control and tax model to avoid corruption and promote efficient results, and
•	Reinforcing PEMEX’s regulating authority.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: May 14, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.